UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 31, 2023

10X CAPITAL VENTURE ACQUISITION CORP. III

Exact name of registrant as specified in its charter)

Cayman Islands	001-41216	98-1611637
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Word Trade Center, 85th Floor New York, New York	10007
(Address of principal executive offices)	(Zip Code)

(212) 257-0069
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	VCXB.U	NYSE American
Class A ordinary shares, par value $0.0001 per share	VCXB	NYSE American
Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	VCXB WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on August 9, 2023, 10X Capital Venture Acquisition Corp. III, a Cayman Islands exempted company (“10X III”), entered into an Agreement and Plan of Merger, by and among 10X III, 10X AGT Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of 10X III (“Merger Sub”), and American Gene Technologies International Inc., a Delaware corporation (“AGT”). For more information, see 10X III’s Current Report on Form 8-K, filed on August 10, 2023.

On October 31, 2023 (the “Closing Date”), AGT entered into a Secured Convertible Promissory Note Purchase Agreement (the “2023 Convertible Note Purchase Agreement”) with certain investors, including the Gaingels 10X Capital Diversity Fund (collectively, the “Investors”), pursuant to which AGT sold to the Investors senior secured convertible promissory notes (the “2023 Convertible Promissory Notes”) with an aggregate principal amount of approximately $5.9 million (the “Initial Notes”). AGT is authorized to sell a total aggregate value of $50 million of the 2023 Convertible Promissory Notes, inclusive of the Initial Notes, and intends to sell additional 2023 Convertible Promissory Notes from time to time.

In addition, AGT and the Investors entered into a security agreement (the “Security Agreement”) pursuant to which AGT granted the Investors a senior security interest in all right, title and interest of AGT’s business involving researching, developing, manufacturing and commercializing pharmaceuticals and other products for the diagnosis, treatment, management or prevention of human immunodeficiency virus (the “HIV Business”). AGT and the Investors also entered into an Intellectual Property Security Agreement pursuant to which AGT granted the Investors a senior security interest in all of its intellectual property related to the HIV Business.

The Initial Notes mature on October 31, 2026 and bear simple interest at the minimum rate of interest equal to the I.R.S. applicable federal rate per annum. Following the consummation of the anticipated business combination by and among 10X III, Merger Sub, and AGT (the “Business Combination”), the Initial Notes may be converted into shares of common stock of the combined public company automatically or at the option of the holder upon the triggering of certain events.

For additional information about the 2023 Convertible Promissory Notes and the Business Combination, see the Registration Statement (as defined below) that 10X III intends to file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

10X III intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of 10X III, in connection with the Business Combination. After the Registration Statement is declared effective, 10X III will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. 10X III’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with 10X III’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about 10X III, AGT and the Business Combination. The definitive proxy statement/prospectus will be mailed to shareholders of 10X III as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by 10X III may be obtained free of charge from 10X III at https://www.10xspac.com/spacIII. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: 10X Capital Venture Acquisition Corp. III, 1 World Trade Center, 85th Floor, New York, NY 10007. The information contained on or accessible through 10X III’s corporate website or any other website that it may maintain is not part of this Current Report on Form 8-K.

Participants in the Solicitation

10X III, AGT and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of 10X III’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of 10X III’s directors and officers in 10X III’s filings with the SEC, including the Registration Statement to be filed with the SEC by 10X III, and such information and names of AGT’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by 10X III, which will include the proxy statement of 10X III for the Business Combination.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. 10X III intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “will,” “expect,” “anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside 10X III’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include those discussed in 10X III’s Amended Annual Report on Form 10-K/A for the year ended December 31, 2022, any subsequent Quarterly Reports on Form 10-Q filed with the SEC and in any subsequent filings with the SEC, including the Registration Statement and the proxy statement/prospectus which forms a part thereof relating to the Business Combination expected to be filed by 10X III. 10X III does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 8, 2023

10X CAPITAL VENTURE ACQUISITION CORP. III

By:	/s/ Hans Thomas
Name: Hans Thomas
Title: Chairman and Chief Executive Officer